SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2004

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No   X

Info

UPM’s Interim Report for January-June 2004

Paper markets positive, profitability still weak

Key figures Q2 (Q1):

•	Operating profit before non-recurring items EUR 91 million (101 million)

•	Earnings per share excluding non-recurring items EUR 0.12 (0.09)

•	Turnover EUR 2,497 million (2,451 million)

•	Balance sheet remained strong, gearing ratio 76% at the end of June

•	Paper deliveries in January-June increased by 7% against 2003

President and CEO Jussi Pesonen comments on the first six months of 2004:

“UPM’s profitability in main business areas remained weak. Although some price increases materialised in Europe, the paper prices continued to be very low. The results for Converting division as well as pulp and energy operations have improved. UPM’s operational efficiency is now at a good level. The EUR 200 million cost savings programme has proceeded well and is ahead of schedule.”

“Demand for paper continued to grow and deliveries clearly increased during the first six months. Magazine paper deliveries grew by 6% and newsprint by 7%. Deliveries for fine and speciality papers increased by 9%. Order stock was further strengthened and operating rates will be high in the coming months.”

“In particular magazine paper markets are expected to be tight during the autumn when demand reaches its seasonal peak.”

“In line with the expected high demand UPM is to increase the prices for magazine and graphic fine paper grades in Europe by 5-8% as of September. The increases will apply to all non-contractual and quarterly agreed business. We also anticipate further price increases in North America and Asia, in addition to those already implemented.”

“The market forecast is good for converted products. In wood products the oversupply in sawn timber will persist, but the outlook for plywood is improving”, said Mr Pesonen.

For more information, please contact:

Mr Jussi Pesonen, President and CEO, tel. +358 204 15 0001

Mr Kari Toikka, Executive Vice President and CFO, tel. +358 204 15 0014

UPM-Kymmene Corporation

Corporate Communications

July 27, 2004

UPM-Kymmene Corporation, P.O. Box 380, FIN-00101 Helsinki, Tel. +358 204 15 111, Fax +358 204 15 110

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Info

***

Webcasting and Conference Call Information

The news conference regarding the Interim Report will be broadcast on-line at UPM’s website www.upm-kymmene.com today at 13:30 Finnish time (11:30 GMT). The reply of the news conference will be available for next 3 months.

To participate in the UPM Conference Call, please dial +44 (0) 1452 542 300 at 17:00 (Finnish time) (15:00 GMT) on July 27, 2004. Call title: UPM-Kymmene Q2 Interim Review Conference Call. The Conference Call reply will be available until August 3, 2004 at the following phone number: +44 (0) 1452 55 00 00, access code: 1465368#.

In the United States and Canada the Conference Call number is +1 866 220 1452. The reply will be heard at the following number +1 866 247 4222, access code: 1465368#.

UPM-Kymmene Corporation, P.O. Box 380, FIN-00101 Helsinki, Tel. +358 204 15 111, Fax +358 204 15 110

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UPM INTERIM REPORT 1 JANUARY - 30 JUNE 2004

•	Second-quarter earnings per share were EUR 0.57 (0.09 for the first quarter of 2004), excluding non-recurring items EUR 0.12 (0.09).

•	Second-quarter operating profit was EUR 91 million (101 million).

•	Paper deliveries during the first six months were up by 7% compared to January-June 2003.

•	Paper prices in Europe have stabilized, while prices in North America and other overseas markets have increased.

Key figures

	4-6/2004	1-3/2004	4-6/2003	1-6/2004	1-6/2003	1-12/2003
Sales, EUR million	2,497	2,451	2,453	4,948	4,876	9,787
Operating profit, EUR million	91	101	100	192	200	352
- excluding non-recurring items, EUR million	91	101	113	192	239	413
Profit before tax, EUR million	83	63	90	146	199	438
- excluding non-recurring items, EUR million	83	63	103	146	238	363
Net profit for the period, EUR million	297	49	63	346	142	319
Earnings per share, EUR	0.57	0.09	0.12	0.66	0.27	0.61
- excluding non-recurring items, EUR 1)	0.12	0.09	0.14	0.21	0.32	0.50
Diluted earnings per share, EUR	0.57	0.09	0.12	0.66	0.27	0.61
Return on equity, %	17.4	2.9	3.7	9.9	4.0	4.4
- excluding non-recurring items, % 1)	3.6	2.9	4.2	3.2	4.7	3.7

Return on capital employed, %	4.1	3.8	4.5	3.9	4.9	5.2
- excluding non-recurring items, %	4.1	3.8	4.9	3.9	5.5	4.7
Equity to assets ratio at end of period, %	42.5	39.2	39.6	42.5	39.6	42.5
Gearing ratio at end of period, %	76	75	81	76	81	69
Shareholders’ equity per share at end of period, EUR	13.29	12.74	13.12	13.29	13.12	13.36
Net interest-bearing liabilities at end of period, EUR million	5,329	5,033	5,590	5,329	5,590	4,874
Gross capital expenditure, EUR million	188	136	147	324	376	720
Personnel at end of period	36,818	34,479	37,722	36,818	37,722	34,482

1)	Non-recurring items for April-June and January-June 2004 consist of the one-off effect of deferred tax liabilities

Transition to international financial reporting standards (IFRS)

UPM has reported under IFRS since 1 January 2004. Further information and a more detailed analysis of the effects of the transition on the consolidated balance sheet and income statement was provided by UPM on 24 March 2004. The information is available at the Company’s website, address www.upm-kymmene.com.

Earnings

•	Second quarter of 2004 compared with first quarter of 2004

Sales for the second quarter of 2004 were EUR 2,497 million, compared with

EUR 2,451 million for the first quarter. Operating profit was EUR 91 million (101 million), 3.6% of sales (4.1%). Operating profit for the second quarter was weaker due to lower average paper prices and mandatory seasonal costs, while paper deliveries were higher.

Profit before tax was EUR 83 million (63 million). The improvement is due mainly to higher associated company profits and to lower net finance costs. The company booked to the second quarter profit a net tax credit of EUR 235 million, EUR 161 million of which relates to associated companies. The tax credit resulted from the change in capital gains taxation and, effective as of the beginning of 2005, from the decrease from 29% to 26% in the Finnish corporate tax rate. The decrease in deferred tax liabilities net of deferred tax assets was entered with immediate effect in taxes in the second quarter.

Profit for the period was EUR 297 million (49 million). Earnings per share were EUR 0.57 (0.09), and excluding non-recurring items EUR 0.12 (0.09).

•	First six months of 2004 compared with the same period last year

Sales for January-June were EUR 4,948 million, somewhat higher than last year’s sales of EUR 4,876 million. The lower average sales prices in Europe were compensated for by 7% higher deliveries.

Operating profit was EUR 192 million (200 million) and excluding non-recurring items EUR 192 million (239 million). The decline in profit is primarily attributable to lower paper prices and the stronger euro. Operating profit, excluding non-recurring items, was 3.9% of sales (4.9%). The increase in fair value of biological assets (growing trees) was EUR 31 million (31 million) and the cost of biological assets harvested was EUR 18 million (18 million).

Profit before tax was EUR 146 million (199 million), and excluding non-recurring items EUR 146 million (238 million). Net finance costs were EUR 90 million (88 million). Exchange rate and fair value gains and losses resulted in gains of EUR 4 million (71 million). The figure for the first six months of 2003 includes the results of cash flow hedging instruments of EUR 51 million and fair value changes in other derivative financial instruments of EUR 20 million. Associated company profits before taxes were EUR 40 million (16 million).

Excluding the EUR 235 million credit, taxes were EUR 35 million (57 million) and the effective tax rate was 24% (29%). Net profit for the period was EUR 346 million (142 million).

Deliveries

Paper deliveries for the first half of the year were 5,315,000 tonnes, 7% higher than the previous year’s figure of 4,955,000 tonnes. Magazine paper deliveries increased by 6%, those for newsprint by 7% and for fine and speciality papers by 9%.

Financing

At the end of June, the Group’s gearing ratio was 76% (81% at 30 June 2003).

Net interest-bearing liabilities were EUR 5,329 million (5,590 million), an increase of EUR 455 million since the beginning of the year. Discontinuation of the asset securitization programme during the first quarter increased debt by EUR 179 million. The dividend of EUR 392 million for the 2003 financial year was paid during the second quarter. The first-half cash flow from operating activities, before capital expenditure and financing, was EUR 267 million (377 million).

Personnel

During the first six months of the year, UPM had an average of 35,135 employees (36,049 for this period last year). The number at the end of June was 36,818 (37,722).

Capital expenditure and restructuring

Gross capital expenditure for the first six months of the year was EUR 324 million (376 million), 6.5% of sales (7.7%).

The 450,000 t/a fine paper machine project at Changshu, near Shanghai in China, is proceeding well, with start-up planned for summer 2005. Wisaforest’s pulp mill rebuild, with 180,000 t/a of additional capacity, was successfully started up in spring. The rebuild of paper machine 2 at the Rauma mill was completed in March. A EUR 50 million sawmill with an annual capacity of 300,000 m³ at Pestovo, Russia was inaugurated in May.

During the second quarter, UPM decided to invest approximately EUR 60 million in developing the production of release papers at its Tervasaari mill in Finland. The rebuild will increase the capacity of PM 8 by 45,000 tonnes to 175,000 tonnes and be completed in summer 2005. Also during the second quarter, the company announced an EUR 18 million investment programme for its Kaipola paper mill in Finland. The investment will increase the use of recycled fibre and further strengthens UPM’s position as the world’s largest user of recovered paper in printing paper production.

Shares

UPM shares worth EUR 4,926 million were traded on the Helsinki Exchanges during the period January-June (4,827 million). The highest quotation was EUR 16.60 in March and the lowest EUR 14.44 in January. On the New York Stock Exchange, the company’s shares were traded to a total value of USD 156 million (96 million).

The Annual General Meeting held on 24 March 2004 approved a proposal to buy back a minimum of 100 and a maximum of 26,178,900 own shares. The meeting authorized the Board of Directors to decide on the disposal of own shares bought back. Purchasing of own shares did not take place during the first six months of the year.

The meeting also authorized the Board of Directors to decide to increase the share capital by issuing new shares or convertible bonds in one or more issues. The increase in the number of shares may amount to an aggregate maximum of 104,715,000 shares.

Together with the authorization and share options, the number of shares may increase to a maximum of 651,493,930 from the 523,578,930 shares at the end of June.

Apart from the above, the Board of Directors has no current authorization to issue shares, convertible bonds or share options.

UPM’s listing of all 2002D share options began on 1 April 2004.

Cost-cutting programme

The Group’s cost-cutting programme announced in April 2003 and targeting annual cost savings of EUR 200 million by the beginning of 2005 has proceeded well and is ahead of schedule. By the end of June, the target had been achieved in full and some further savings above the target are expected.

Litigation

In August 2003, UPM received a grand jury subpoena in connection with the US Department of Justice Antitrust Division’s investigation into the US labelstock industry. The company is responding to the subpoena as required.

Following internal investigations into competitive practices, UPM decided on 15 January 2004 to approach the competition authorities in the European Union, the United States and Canada. The competition authorities have started investigations into alleged antitrust activities and consequently the EU, several of its member states, and the Canadian authorities have informed UPM that it has received conditional full immunity with respect to certain conduct disclosed to the authorities. The US Department of Justice has not decided on immunity, which is pending and available.

UPM has also been named as a defendant in several class-action lawsuits against labelstock and magazine paper manufacturers in the United States.

In May 2004 UPM received a European Commission Statement of Objection concerning alleged antitrust activities in the market for plastic industrial sacks. UPM manufactured plastic industrial sacks until December 2000. The annual sales of the operations under investigation amounted to EUR 11 million. UPM has responded and will respond to the Statement of Objection as requested by the Commission.

All of the above litigation matters may last several years.

No provisions have been made in relation to these investigations.

Market outlook

Third-quarter paper deliveries are estimated to be higher than during the second quarter. In Europe UPM is to increase its magazine and fine and speciality paper prices effective this autumn. In North America and overseas markets further price increases are expected.

Markets for converted products are forecast to be good. In wood products, oversupply in sawn timber will persist but the outlook for plywood is improving.

Divisional reviews

Magazine Papers

	4-6/04	1-3/04	10-12/03	7-9/03	4-6/03	1-3/03	1-6/04	1-6/03	1-12/03
Sales, EUR million	821	754	890	828	804	758	1,575	1,562	3,280
EBITDA, EUR million 1)	120	105	141	141	121	105	225	226	508
- % of sales	14.6	13.9	15.8	17.0	15.0	13.9	14.3	14.5	15.5
Depreciation, amortization and impairment charges, EUR million	-116	-111	-118	-112	-112	-116	-227	-228	-458
Operating profit, EUR million	4	-6	23	29	9	-11	-2	-2	50
-% of sales	0.5	-0.8	2.6	3.5	1.1	-1.5	-0.1	-0.1	1.5
Amortization of goodwill, EUR million	-15	-14	-14	-15	-15	-14	-29	-29	-58
Non-recurring items, EUR million 2)	—	—	—	—	—	-22	—	-22	-22
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	19	8	37	44	24	25	27	49	130

- % of sales	2.3	1.1	4.2	5.3	3.0	3.3	1.7	3.1	4.0
Deliveries, 1,000 t	1,244	1,155	1,349	1,218	1,184	1,071	2,399	2,255	4,822
Capacity utilization rate, %	87	89	89	88	85	85	88	85	87

1)	EBITDA is Operating profit before depreciation, amortization and impairment charges
2)	Non-recurring items relate to the shutdown of Blandin’s two paper machines

Sales for the period January-June were about the same as last year. Deliveries were up by 6%. The average capacity utilization rate for magazine papers was 88%. Operating profit excluding non-recurring items was weaker than during the first six months of last year. The positive effects of higher deliveries did not offset the lower average prices partly caused by the stronger euro. Cost effectiveness improved.

Good growth in demand for magazine paper continued. In Western Europe demand for coated magazine paper grew by 5% and for uncoated magazine paper by 7% compared with January-June last year. In the United States, demand for coated magazine paper was up by an estimated 8% but that for uncoated magazine paper was down by 4%.

Average market prices for magazine papers were 2% lower in Western Europe and 3% higher in the United States during the first six months of the year.

Profitability for the second quarter of 2004 improved from the first quarter, as deliveries were higher and price increases were introduced outside Europe. In Europe, magazine paper prices were stable.

Newsprint

	4-6/04	1-3/04	10-12/03	7-9/03	4-6/03	1-3/03	1-6/04	1-6/03	1-12/03
Sales, EUR million	320	317	350	302	320	301	637	621	1,273
EBITDA, EUR million 1)	50	56	51	49	56	58	106	114	214
- % of sales	15.6	17.7	14.6	16.2	17.5	19.3	16.6	18.4	16.8
Depreciation, amortization and impairment charges, EUR million	-57	-58	-60	-54	-54	-54	-115	-108	-222
Operating profit, EUR million	-7	-2	-9	-5	2	4	-9	6	-8
- % of sales	-2.2	-0.6	-2.6	-1.7	0.6	1.3	-1.4	1.0	-0.6
Amortization of goodwill, EUR million	-7	-7	-8	-7	-7	-7	-14	-14	-29
Non-recurring items, EUR million 2)	—	—	—	-9	—	—	—	—	-9
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	0	5	-1	11	9	11	5	20	30
- % of sales	0.0	1.6	-0.3	3.6	2.8	3.7	0.8	3.2	2.4
Deliveries, 1,000 t	667	671	703	629	661	594	1,338	1,255	2,587
Capacity utilization rate, %	94	96	89	91	92	89	95	90	90

1)	EBITDA is Operating profit before depreciation, amortization and impairment charges
2)	Non-recurring items relate to the shutdown of Voikkaa PM 17

Sales for the period January-June were up by 3% on the same period last year. Deliveries increased by 7%. The capacity utilization rate was high. Profitability was weaker than last year as a result of lower prices in Europe, the stronger euro and higher energy prices.

Compared to the first six months of 2003, demand for standard newsprint grew by about 2% in Western Europe and was unchanged in North America.

Newsprint market prices were about 2% lower in Western Europe than during the first six months of last year.

Operating profit for the second quarter was down on the first quarter. Prices were stable in Europe but rose in North America and Asia. As planned, the 100,000 t/a book paper machine at Voikkaa mill in Finland was shut down on 1 May.

Fine and Speciality Papers

	4-6/04	1-3/04	10-12/03	7-9/03	4-6/03	1-3/03	1-6/04	1-6/03	1-12/03
Sales, EUR million	561	588	550	552	559	583	1,149	1,142	2,244
EBITDA, EUR million 1)	83	96	89	98	99	120	179	219	406
- % of sales	14.8	16.3	16.2	17.8	17.7	20.6	15.6	19.2	18.1
Depreciation, amortization and impairment charges, EUR million	-49	-49	-51	-50	-50	-49	-98	-99	-200

Operating profit, EUR million	34	47	38	48	49	71	81	120	206
- % of sales	6.1	8.0	6.9	8.7	8.8	12.2	7.0	10.5	9.2
Amortization of goodwill, EUR million	-2	-1	-1	-2	-1	-1	-3	-2	-5
Non-recurring items, EUR million	—	—	—	—	—	—	—	—	—
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	36	48	39	50	50	72	84	122	211
- % of sales	6.4	8.2	7.1	9.1	8.9	12.3	7.3	10.7	9.4
Deliveries, 1,000 t	756	792	747	715	713	704	1,548	1,417	2,879
Capacity utilization rate,%	90	95	87	88	88	88	93	88	88

1)	EBITDA is Operating profit before depreciation, amortization and impairment charges

Sales for January-June were unchanged on last year. Deliveries grew by 9%. The capacity utilization rate of the fine and speciality paper machines was high. Operating profit was down by one-third on this period last year. Paper prices were lower while paper deliveries increased.

Demand for uncoated fine paper in Western Europe was up by 3% on the first six months of last year. Coated fine paper demand was about 8% stronger.

Market prices for fine papers in Western Europe were on average about 6% lower than in January-June of last year.

Second-quarter profit was down on the first quarter, partly due to lower deliveries and mandatory seasonal costs. Prices in Europe have stabilized and prices for certain coated fine paper grades increased somewhat during the second quarter. The fine paper market in Asia continued to be favourable.

Demand for speciality paper is mostly strong. Label and packaging paper prices have been increased. The envelope paper market has remained stable.

Converting

	4-6/04	1-3/04	10-12/03	7-9/03	4-6/03	1-3/03	1-6/04	1-6/03	1-12/03
Sales, EUR million	352	353	327	335	344	364	705	708	1,370
EBITDA, EUR million 1)	35	36	18	29	22	29	71	51	98
- % of sales	9.9	10.2	5.5	8.7	6.4	8.0	10.1	7.2	7.2
Depreciation, amortization and impairment charges, EUR million	-13	-13	-14	-14	-14	-13	-26	-27	-55
Operating profit, EUR million	22	23	4	15	8	16	45	24	43
- % of sales	6.3	6.5	1.2	4.5	2.3	4.4	6.4	3.4	3.1
Amortization of goodwill, EUR million	-1	-1	-1	-1	-2	-1	-2	-3	-5
Non-recurring items, EUR million	—	—	—	—	—	—	—	—	—
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	23	24	5	16	10	17	47	27	48
- % of sales	6.5	6.8	1.5	4.8	2.9	4.7	6.7	3.8	3.5

1)	EBITDA is Operating profit before depreciation, amortization and impairment charges

Sales for the first six months were similar to those for this period last year. The market situation in all business areas has improved. Despite the stronger euro, operating profit increased markedly. Internal measures, especially in self-adhesive labelstock and siliconized paper operations, have been successful. The performance of industrial wrappings also improved slightly on January-June last year.

Second-quarter operating profit for the Converting Division was about the same as during the first quarter. The markets for all three businesses have continued to strengthen and some price increases have been introduced in Europe and North America for the first time in several years.

Wood Products

	4-6/04	1-3/04	10-12/03	7-9/03	4-6/03	1-3/03	1-6/04	1-6/03	1-12/03
Sales, EUR million	418	388	368	381	425	374	806	799	1,548
EBITDA, EUR million 1)	27	22	11	12	28	21	49	49	72
- % of sales	6.5	5.7	3.0	3.1	6.6	5.6	6.1	6.1	4.7
Depreciation, amortization and impairment charges, EUR million	-13	-13	-13	-13	-12	-13	-26	-25	-51
Operating profit, EUR million	14	9	-2	-1	16	8	23	24	21
- % of sales	3.3	2.3	-0.5	-0.3	3.8	2.1	2.9	3.0	1.4
Amortization of goodwill, EUR million	—	—	—	—	—	—	—	—	—
Non-recurring items, EUR million	—	—	—	—	—	—	—	—	—
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	14	9	-2	-1	16	8	23	24	21

- % of sales	3.3	2.3	-0.5	-0.3	3.8	2.1	2.9	3.0	1.4
Production, plywood 1,000 m3	257	251	231	208	251	246	508	497	936
Production, sawn timber 1,000 m3	631	582	628	495	586	565	1,213	1,151	2,274

1)	EBITDA is Operating profit before depreciation, amortization and impairment charges

Sales and operating profit were practically unchanged on this period last year. Plywood production rose by 2% and that of sawn timber by 5%. The plywood business was more profitable than last year, thanks largely to the improved market for spruce plywood. The profitability of sawmilling was affected by lower product prices. The performance of the building supplies trade was good.

Profitability for the second quarter was better than that for the first, mainly due to the seasonally stronger building supplies trade. Demand for spruce plywood was robust. There were some signs of stabilization in the market for whitewood goods, but overall sawmilling suffered from oversupply.

At the beginning of April, UPM completed the sale of the Danish building supplies retailer Anco Træ. The business had annual sales of about EUR 70 million and currently employs approximately 190 people. The transaction had no material effect on results.

In June, UPM announced that it is to begin co-determination negotiations on lay-offs with personnel at its Aureskoski and Kajaani sawmills in Finland due to the slack market.

Other Operations

EUR million	4-6/04	1-3/04	10-12/03	7-9/03	4-6/03	1-3/03	1-6/04	1-6/03	1-12/03
Sales 1)	149	168	115	116	123	158	317	281	512
Operating profit 2)	24	30	-15	27	16	12	54	28	40
of which
Forestry Department, Finland	12	21	3	14	11	21	33	32	49
Energy Department, Finland	23	26	34	18	24	20	49	44	96
- Other and eliminations	-11	-17	-52	-5	-19	-29	-28	-48	-105
Operating profit, excluding non-recurring items	24	30	-13	38	29	16	54	45	70

1)	Includes sales outside the Group
2)	2003 includes non-recurring items as follows: charges related to the unrealized MACtac acquisition of EUR 4 million in the first quarter, EUR 11 million in the second quarter and EUR 4 million in the third quarter, totalling EUR 19 million; losses of EUR 2 million related to the disposal of the operations of Rosenlew in the second, third and fourth quarters, totalling EUR 6 million; and charges of EUR 5 million related to the restructuring of Forestry operations in Finland in the third quarter.

Operating profit from Other Operations was higher than in January-June a year ago. The Finnish wood market has been characterized by relatively stable prices. Although short-term market prices for electricity were markedly lower during the first half of the year, the energy department had good profitability.

Profitability for the second quarter, however, fell behind that for the first, due to seasonally higher costs in forestry operations and lower electricity sales to the market.

Deliveries and production

	4-6/04	1-3/04	10-12/03	7-9/03	4-6/03	1-3/03	1-6/04	1-6/03	1-12/03
Deliveries
Magazine papers, 1,000 t	1,244	1,155	1,349	1,218	1,184	1,071	2,399	2,255	4,822
Newsprint, 1,000 t	667	671	703	629	661	594	1,338	1,255	2,587
Fine and speciality papers, 1,000 t	756	792	747	715	713	704	1,548	1,417	2,879
Converting papers, 1,000 t	14	16	12	14	13	15	30	28	54
Deliveries total	2,681	2,634	2,811	2,576	2,571	2,384	5,315	4,955	10,342

Production
Paper, 1,000 t	2,639	2,732	2,629	2,577	2,536	2,490	5,371	5,026	10,232
Capacity utilization, paper production,%	90	92	89	88	87	87	91	87	88
Plywood, 1,000 m3	257	251	231	208	251	246	508	497	936
Sawn timber, 1,000 m3	662	613	661	529	623	595	1,275	1,218	2,408
Chemical pulp, 1,000 t	550	561	476	537	473	541	1,111	1,014	2,027

Associated companies and joint ventures

EUR million	4-6/04	1-3/04	10-12/03	7-9/03	4-6/03	1-3/03	1-6/04	1-6/03	1-12/03
Share of result before tax
Metsä-Botnia	23	10	4	12	14	7	33	21	37
- Other	5	2	—	-3	-12	7	7	-5	-8
Total	28	12	4	9	2	14	40	16	29

UPM’s share of the results of associated companies, comprising mainly the pulp producer Metsä-Botnia, was markedly higher than for the first half of last year. Demand for pulp was good and the average price of long-fibre pulp in US dollars was USD 620/tonne during the first half of the year, up by 20% from USD 515/tonne in the same period in 2003. The second-quarter 2004 average list price was USD 650/tonne, up by USD 60/tonne from the first quarter.

Helsinki, 27 July 2004

Board of Directors

Financial information

This Interim Report is unaudited

Condensed consolidated income statement

EUR million	4-6/2004	4-6/2003	1-6/2004	1-6/2003	1-12/2003
Sales	2,497	2,453	4,948	4,876	9,787
Other operating income	12	12	27	29	58
Costs and expenses	-2,160	-2,113	-4,271	-4,197	-8,445

Depreciation, amortization and impairment charges	-258	-252	-512	-508	-1,048
Operating profit	91	100	192	200	352
Share of results of associated companies and joint ventures	28	2	40	16	29
Gains on available-for-sale investments, net	—	—	—	—	127
Exchange rate and fair value gains and losses	10	21	4	71	107
Interest and other finance costs, net	-46	-33	-90	-88	-177
Profit before tax	83	90	146	199	438
Income taxes	214	-27	200	-57	-121
Profit after tax	297	63	346	142	317
Minority interest	—	—	—	—	2
Net profit for the period	297	63	346	142	319

Basic earnings per share, EUR	0.57	0.12	0.66	0.27	0.61
Diluted earnings per share, EUR	0.57	0.12	0.66	0.27	0.61

Condensed consolidated balance sheet

EUR million	30.6.2004	30.6.2003	31.12.2003
ASSETS
Non-current assets
Goodwill	1,608	1,703	1,663
Other intangible assets	520	527	522
Property, plant and equipment	7,994	8,362	8,125
Biological assets	1,139	1,140	1,127
Investments in associated companies and joint ventures	1,009	1,028	1,012
Deferred tax assets	346	474	403
Other non-current assets	599	1,008	657
	13,215	14,242	13,509

Current assets
Inventories	1,235	1,280	1,144
Trade and other receivables	1,777	1,675	1,501
Cash and cash equivalents	275	268	437
	3,287	3,223	3,082

Total assets	16,502	17,465	16,591

EQUITY AND LIABILITIES
Capital and reserves
Share capital	890	890	890
Share premium reserve	737	737	737
Fair value and other reserves	224	264	216
Retained earnings	5,107	4,980	5,154
	6,958	6,871	6,997
Minority interest	32	32	32
Non-current liabilities
Deferred tax liabilities	1,278	1,662	1,579
Non-current interest-bearing liabilities	4,777	5,588	4,911

Other non-current liabilities	791	821	832
	6,846	8,071	7,322
Current liabilities
Current interest-bearing liabilities	1,250	1,110	870
Trade and other payables	1,416	1,381	1,370
	2,666	2,491	2,240
Total liabilities	9,512	10,562	9,562
Total equity and liabilities	16,502	17,465	16,591

Consolidated statement of changes in shareholders’ equity

EUR million	Share capital	Share premium reserve	Fair value and other reserves	Retained earnings	Total
Capital and reserves at 1 January 2003	442	704	829	5,229	7,204
Convertible bond loan 1994	3	33	-36	—	—
Bonus issue	445	—	-445	—	—
Translation differences	—	—	-47	-2	-49
Cash flow hedges
- recorded in shareholders’ equity	—	—	6	—	6
- transferred to income statement	—	—	—	—	—

Available-for-sale investments
- gains/losses arising from fair valuation	—	—	-42	—	-42
- transferred to income statement	—	—	—	—	—
Dividend paid	—	—	—	-390	-390
Net profit for the period	—	—	—	142	142
Balance at 30 June 2003	890	737	265	4,979	6,871

Capital and reserves at 1 January 2004	890	737	216	5,154	6,997
Translation differences	—	—	26	—	26
Cash flow hedges
- recorded in shareholders’ equity	—	—	-24	—	-24
- transferred to income statement	—	—	-6	—	-6
Available-for-sale investments
- gains/losses arising from fair valuation	—	—	12	—	12
- transferred to income statement	—	—	—	—	—
Dividend for 2003	—	—	—	-393	-393
Net profit for the period	—	—	—	346	346
Balance at 30 June 2004	890	737	224	5,107	6,958

Condensed consolidated cash flow statement

EUR million	1-6/2004	1-6/2003	1-12/2003
Cash flow from operating activities
Net profit	346	142	319
Adjustments, total	333	556	1,081
Change in working capital 1)	-348	-175	117
Cash generated from operations	331	523	1,517
-Finance costs, net	-37	-13	-99
-Income taxes paid	-27	-133	-160
Net cash from operating activities	267	377	1,258

Cash flow from investing activities
Acquisitions and share purchases	-8	-7	-16
Purchases of intangible and tangible assets	-336	-280	-599
Asset sales and other investing cash flow	-16	-22	240
Net cash used in investing activities	-360	-309	-373

Cash flow from financing activities
Change in loans and other financial items	314	110	-525
Dividends paid	-392	-390	-390
Net cash used in financing activities	-78	-280	-915

Change in cash and cash equivalents	-171	-212	-30

Cash and cash equivalents at beginning of period	437	499	499
Foreign exchange effect on cash	9	-19	-32
Change in cash and cash equivalents	-171	-212	-30
Cash and cash equivalents at end of period	275	268	437

Operating cash flow per share, EUR	0.51	0.72	2.40

1)	January-June 2004 includes EUR 179 million arising from termination during the first quarter of the asset securitization programme.

Accounting policies

This Interim Report has been prepared in accordance with IAS 34 Interim Financial Reporting. The same accounting policies and methods of computation are followed as disclosed in the press release describing the effects of the transition to IFRS that was provided by UPM on 24 March 2003. Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

Quarterly information

EUR million	4-6/04	1-3/04	10-12/03	7-9/03	4-6/03	1-3/03	1-6/04	1-6/03	1-12/03
Sales by segment
Magazine Papers	821	754	890	828	804	758	1,575	1,562	3,280
Newsprint	320	317	350	302	320	301	637	621	1,273
Fine and Speciality Papers	561	588	550	552	559	583	1,149	1,142	2,244

Converting	352	353	327	335	344	364	705	708	1,370
Wood Products	418	388	368	381	425	374	806	799	1,548
Other Operations	149	168	115	116	123	158	317	281	512
Internal sales	-124	-117	-89	-114	-122	-115	-241	-237	-440
Sales, total	2,497	2,451	2,511	2,400	2,453	2,423	4,948	4,876	9,787

Operating profit by segment
Magazine Papers	4	-6	23	29	9	-11	-2	-2	50
Newsprint	-7	-2	-9	-5	2	4	-9	6	-8
Fine and Speciality Papers	34	47	38	48	49	71	81	120	206
Converting	22	23	4	15	8	16	45	24	43
Wood Products	14	9	-2	-1	16	8	23	24	21
Other Operations	24	30	-15	27	16	12	54	28	40
Operating profit, total	91	101	39	113	100	100	192	200	352
-% of sales	3.6	4.1	1.6	4.7	4.1	4.1	3.9	4.1	3.6
Share of results of associated companies and joint ventures	28	12	4	9	2	14	40	16	29

Gains on available-for-sale investments, net	—	—	127	—	—	—	—	—	127
Exchange rate and fair value gains and losses	10	-6	24	12	21	50	4	71	107
Interest and other finance costs, net	-46	-44	-41	-48	-33	-55	-90	-88	-177
Profit before tax	83	63	153	86	90	109	146	199	438
Income taxes	214	-14	-34	-30	-27	-30	200	-57	-121
Profit before minority interest	297	49	119	56	63	79	346	142	317
Minority interest	—	—	1	1	—	—	—	—	2
Net profit for the period	297	49	120	57	63	79	346	142	319

Basic earnings per share, EUR	0.57	0.09	0.23	0.11	0.12	0.15	0.66	0.27	0.61

Diluted earnings per share, EUR	0.57	0.09	0.23	0.11	0.12	0.15	0.66	0.27	0.61
Average number of shares, basic (1,000)	523,579	523,579	523,579	523,579	523,579	521,757	523,579	522,673	523,130
Average number of shares, diluted (1,000)	526,101	525,949	524,476	524,440	523,894	524,206	526,025	524,050	524,254

Non-recurring items in operating profit
Magazine papers	—	—	—	—	—	-22	—	-22	-22
Newsprint	—	—	—	-9	—	—	—	—	-9
Fine and Speciality papers	—	—	—	—	—	—	—	—	—
Converting	—	—	—	—	—	—	—	—	—
Wood Products	—	—	—	—	—	—	—	—	—
Other Operations	—	—	-2	-11	-13	-4	—	-17	-30

Non-recurring items in operating profit, total 1)	—	—	-2	-20	-13	-26	—	-39	-61
Non-recurring items reported after operating profit 2)	—	—	136	—	—	—	—	—	136
Non-recurring items, total	—	—	134	-20	-13	-26	—	-39	75
Non-recurring items, total net of taxes	—	—	95	-14	-9	-16	—	-25	56

Operating profit, excluding non-recurring items	91	101	41	133	113	126	192	239	413
- % of sales	3.6	4.1	1.6	5.5	4.6	5.2	3.9	4.9	4.2
Profit before tax, excluding non-recurring items	83	63	19	106	103	135	146	238	363

- % of sales	3.3	2.6	0.8	4.4	4.2	5.6	3.0	4.9	3.7
Earnings per share, excl. non-recurring items, EUR 3)	0.12	0.09	0.05	0.13	0.14	0.18	0.21	0.32	0.50
Return on equity, excl. non-recurring items, % 3)	3.6	2.9	1.4	4.1	4.2	5.4	3.2	4.7	3.7
Return on capital employed, excl. non-recurring items, %	4.1	3.8	2.5	4.9	4.9	6.1	3.9	5.5	4.7

1)	Non-recurring items in operating profit are specified in the divisional reviews.
2)	Non-recurring items include net gains on sales of listed shares.
3)	Non-recurring items for April-June and January-June 2004 consist of the EUR 235 million one-off effect of deferred tax liabilities.

Changes in property, plant and equipment

EUR million	30.06.2004	30.06.2003	31.12.2003
Book value at beginning of period	8,125	8,389	8,389
Acquired companies	—	—	4
Capital expenditure	300	349	714
Decreases	-11	-22	-26
Depreciation and impairment charges	-433	-436	-882
Translation difference and other changes	13	82	-74
Book value at end of period	7,994	8,362	8,125

Commitments and contingencies

EUR million	30.06.2004	30.06.2003	31.12.2003
Own commitments
Mortgages	164	183	178

On behalf of associated companies and joint ventures
Guarantees for loans	46	40	41

On behalf of others
Guarantees for loans	4	4	4
Other guarantees	7	1	3

Other own commitments
Leasing commitments for the next 12 months	26	23	24
Leasing commitments for subsequent periods	78	79	65
Other commitments	52	85	43

Capital commitments

EUR million	Completion	Total cost	By 31.12.2003	1-6/2004	After 30.6.2004
Changshu paper machine	2005	390	45	62	283
Chain 2000 management system	2003-2005	81	20	18	43
Tervasaari PM 8, additional capacity	2005	64	—	—	64
Shares in Pohjolan Voima Oy	December2004	40	—	—	40
Jämsänkoski PM 6, modernization	March2005	25	—	2	23

Notional amounts of derivative financial instruments

EUR million	30.6.2004	30.6.2003	31.12.2003
Currency derivatives
Forward contracts	3,934	3,233	2,836
Options, bought	20	10	—
Options, written	20	10	—

Swaps	607	586	584

Interest rate derivatives
Forward contracts	6,903	7,637	6,468
Options, bought	—	—	—
Options, written	156	—	71
Swaps	3,072	3,596	3,281

Other derivatives
Forward contracts	9	13	13
Swaps	11	12	13

Related party (associated companies and joint ventures) transactions and balances

EUR million	1-6/2004	1-6/2003	1-12/2003
Sales to associated companies	6	6	15
Purchases from associated companies	271	234	509
Non-current receivables at end of period	11	16	10
Trade and other receivables at end of period	10	18	23
Trade and other payables at end of period	65	33	37

Reconciliation of profit for the six months ended 30 June 2003

Income statement 1)

EUR million	Reported FAS 1-6/2003	Effect of transition to IFRS	IFRS 1-6/2003
Sales	4,959	-83	4,876
Other operating income	26	3	29
Costs and expenses	-4,209	12	-4,197
Share of results of associated companies	18	-18	—
Depreciation, amortization and impairment charges 2)	-449	-59	-508
Operating profit	345	-145	200
Share of results of associated companies and joint ventures	—	16	16
Gains on available-for-sale investments, net	—	—	—
Exchange rate and fair value gains and losses	-27	98	71
Interest and other finance costs, net 3)	-107	19	-88
Profit before tax	211	-12	199
Income taxes	-78	21	-57
Profit after tax	133	9	142
Minority interest	—	—	—
Net profit for the period	133	9	142

Basic earnings per share, EUR	0.25	0.02	0.27
Diluted earnings per share, EUR	0.25	0.02	0.27

1) Further information on the effects of the transition was provided by UPM on 24 March 2004.
2) Under FAS, amortization of goodwill was EUR 55 million and under IFRS EUR 50 million in January-June 2003, and EUR 113 million and EUR 102 million respectively in January-December 2003.
3) Interest and other finance costs, net
- Interest expenses	-117	-5	-122
- Interest income	10	13	23
- Dividend income	15	—	15
- Other finance costs	-15	11	-4
	-107	19	-88

Reconciliation of balance sheet and shareholders’ equity at 30 June 2003

Condensed consolidated balance sheet 1)

EUR million	Reported FAS 30.6.2003	Effect of transition to IFRS	IFRS 30.6.2003
ASSETS
Non-current assets
Goodwill	1,939	-236	1,703
Other intangible assets	345	182	527
Property, plant and equipment	8,066	296	8,362
Biological assets	—	1,140	1,140

Investments in associated companies and joint ventures	925	103	1,028
Deferred tax assets	—	474	474
Other non-current assets	518	490	1,008
	11,793	2,449	14,242
Current assets
Inventories	1,343	-63	1,280
Trade and other receivables	1,590	85	1,675
Cash and cash equivalents	215	53	268
	3,148	75	3,223
Total assets	14,941	2,524	17,465

EQUITY AND LIABILITIES
Capital and reserves
Share capital	890	—	890
Share premium reserve	687	50	737
Fair value and other reserves	591	-327	264
Retained earnings	4,483	497	4,980
	6,651	220	6,871

Minority interest	32	—	32

Non-current liabilities
Deferred tax liabilities	587	1,075	1,662
Non-current interest-bearing liabilities	4,726	862	5,588
Other non-current liabilities	462	359	821
	5,775	2,296	8,071

Current liabilities
Current interest-bearing liabilities	1,055	55	1,110
Trade and other payables	1,428	-47	1,381
	2,483	8	2,491
Total liabilities	8,258	2,304	10,562
Total equity and liabilities	14,941	2,524	17,465

1)	Further information on the effects of the transition was provided by UPM on 24 March 2004.

Key exchange rates for the euro at end of period

	30.6.2004	31.3.2004	31.12.2003	30.9.2003	30.6.2003	31.3.2003
USD	1.2155	1.2224	1.2630	1.1652	1.1427	1.0895
CAD	1.6343	1.5979	1.6234	1.5717	1.5506	1.6037
JPY	132.40	126.97	135.05	128.80	137.32	129.18
GBP	0.6708	0.6659	0.7048	0.6986	0.6932	0.6896
SEK	9.1451	9.2581	9.0800	8.9625	9.2488	9.2608

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2004	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations